July 17, 2007

Via Edgar, Federal Express and Facsimile

Angela Crane
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      NVIDIA Corporation
Comments on Form 10-K for the year ended January 28, 2007
File Number 000-23985

Dear Ms. Crane:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”) we are submitting for filing this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter dated July 9, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2007, Form 10-Q for the quarterly period ended April 29, 2007, and Form 8-K filed May 10, 2007.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for the Staff’s convenience have been included in this response letter.

Form 10-Q for the quarterly period ended April 29, 2007

Management's Discussion and Analysis, page 21

1.
When you cite more than one factor in explaining the change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified. Please apply throughout MD&A in future filings.

NVIDIA respectfully acknowledges the Staff’s comment and we will separately quantify the amounts of individual factors cited when we cite more than one factor in explaining the change in a financial statement line item, to the extent that it is practicable to do so.  We will apply this practice in our future filings, beginning with our Form 10-Q to be filed for the quarterly period ending July 29, 2007.

Note 10. Balance Sheet Components, page 14

2.
We note that "accrued customer programs" represent 22% of your total liabilities. Please tell us and revise future filing to disclose the nature of these customer programs and how you account for them. Cite the accounting literature that supports your accounting treatment.

NVIDIA advises the Staff that “accrued customer programs” consist primarily of rebates and marketing development funds.  Accrued customer rebates and marketing programs accounted for 99.98% of the total accrued customer programs as of the quarter ended April 29, 2007.

We described these customer programs and our accounting for them in our Form 10-K for the year ended January 28, 2007, in both the Critical Accounting Policies and Estimates section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in Note 1 – Organization and Summary of Significant Accounting Policies of our Consolidated Financial Statements, as follows:

“We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners’ activities while also promoting NVIDIA products. If market conditions decline, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.”

NVIDIA respectfully acknowledges the Staff’s comment and will include similar disclosures in the Notes to our Consolidated Financial Statements in our future filings on Form 10-Q regarding the nature of, and accounting for, customer programs.

Form 8-K filed May 10, 2007 (correction of typographical error indicating filing date as March 10, 2007 instead of May 10, 2007)

3. Please revise the statement of income to remove the "total stock-based compensation expense" line-item from the table included as a footnote on the face of your statements of income. As indicated in SAB Topic 14-F, you can revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

NVIDIA respectfully acknowledges the Staff’s comment and we will remove the “total stock-based compensation expense” line item from the table included as a footnote on the face of our statements of income from our future earnings releases furnished by Form 8-K.

4. We note that you present your non-GAAP measures and reconciliation in the form of adjusted statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP operating income, non-GAAP income before income tax expense, non-GAAP income taxes, non-GAAP basic net income per share, and non-GAAP diluted shares, which have not been described to investors. In fact, it appears that management does not use certain of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item, you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•
To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•
Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

In response to the Staff’s comment, we will remove the presentation of an adjusted non-GAAP statement of income from our future earnings releases furnished by Form 8-K and we plan to disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations.

NVIDIA also informs the Staff that the Form 8-K filed on May 10, 2007, has not been incorporated by reference in any other filing under the Securities Act of 1933.  Additionally, please note that we do not plan to incorporate this Form 8-K in any of our future filings made pursuant to the Securities Act of 1933.

In connection with responding to the Staff’s comments, NVIDIA acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 486-2000 regarding any questions or comments on this matter.

Sincerely,

/s/ Marvin D. Burkett
Marvin D. Burkett
Chief Financial Officer

cc:        Jen-Hsun Huang
Raman Chitkara (PricewaterhouseCoopers LLP)
            Eric C. Jensen (Cooley Godward Kronish LLP)